SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cedar Fair, L.P.
(Name of Issuer)

Units Representing Limited Partner Interests
(Title of Class of Securities)

150185106
(CUSIP Number)

January 20, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 6,642,100 units representing limited partner interests, which constitutes approximately 12.0% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 55,207,944 units outstanding.

CUSIP No. 150185106

1.     Name of Reporting Person:

         Q Funding III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /  /

          (b) /  /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:     6,642,100
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:   6,642,100
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,642,100

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /  /

11.     Percent of Class Represented by Amount in Row (9): 12.0%

12.     Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated January 19, 2010, as amended by Amendment No. 1 dated January 20, 2010 (the "Schedule 13G"), relating to the Units Representing Limited Partner Interests (the "Units"), of Cedar Fair, L.P. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)

Reporting Person

Q Funding

Q Funding may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,642,100 Units, which constitutes approximately 12.0% of the outstanding Units.

Controlling Persons

Prufrock

Because of its position as the sole general partner of Q Funding, Prufrock may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,642,100 Units, which constitutes approximately 12.0% of the outstanding Units.

J Alfred

Because of its position as the sole general partner of Prufrock, J Alfred may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,642,100 Units, which constitutes approximately 12.0% of the outstanding Units.

Raynor

Because of his position as the person who controls J Alfred, which is the sole general partner of Prufrock, which is the sole general partner of Q Funding, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,642,100 Units, which constitutes approximately 12.0% of the outstanding Units.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any of the Units.

(c)

Reporting Person

Q Funding

Acting through its general partner, Q Funding has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,642,100 Units.

Controlling Persons

Prufrock

As the sole general partner of Q Funding, Prufrock has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,642,100 Units.

J Alfred

As the sole general partner of Prufrock, J Alfred has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,642,100 Units.

Raynor

As the person who controls J Alfred, which is the sole general partner of Prufrock, which is the sole general partner of Q Funding, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,642,100 Units.

Item 10 is hereby restated in its entirety as follows:

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

In addition to the Units reported herein, affiliates of the Reporting Person (the "Affiliates") currently have long economic exposure to 550,900 Units through cash-settled equity swaps (the "Equity Swaps") under which the profit to the Affiliates will be based upon any increase in value in Units and the loss to the Affiliates will be based upon any decrease in the value of Units over the term of the transactions. The Equity Swaps may only be settled in cash and do not give the Affiliates direct or indirect voting, investment or dispositive control over any Units and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. With respect to the Equity Swaps, the Affiliates disclaim beneficial ownership over any Units. The Equity Swaps were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      January 25, 2010

Q FUNDING III, L.P. By: Prufrock Onshore, L.P., its general partner By: J Alfred Onshore, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading